Mail Stop 6010

March 14, 2007

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

Re: CastlePoint Holdings, Ltd.
Amendment No. 3 to the Registration Statement on Form S-1
Filed on March 8, 2007
File No. 333-139939

Dear Sir or Madame:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Business

Selected Consolidated Financial Information on Tower, page 100

1. Please update the selected consolidated information of Tower Group through December 31, 2006.

*   *   *

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Roslyn Tom, Esq.
        Baker & McKenzie LLP
        1114 Avenue of the Americas
        New York, NY 10036